APPLICATION FOR WITHDRAWAL

                                       OF

                             REGISTRATION  STATEMENT


Issuer:  Boots & Coots International Well Control, Inc.

Registration  Statement:  Registration Statement on Form S-3
                          (Commission File No.  333-55733)

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Boots & Coots International Well Control, Inc., a Delaware corporation (the
"Registrant"), hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement was filed by the Registrant with the Commission on Form S-1 on June 1, 1998, and was subsequently amended by Registrant on December 14, 1998, and changed to Form S-3.

     The Registration Statement included only shares for sale by selling shareholders, not the Registrant, never became effective and was never utilized by the Registrant or such selling shareholders. The Registrant hereby represents that no securities have been sold pursuant to the Registrant Statement. Circumstances adversely affecting the market for the Registrant's common stock and the eventual ability of many of the shareholders on whose behalf the Registration Statement was filed to dispose of their shares pursuant to Rule 144 eliminated the necessity of pursuing such registration.


                                      BOOTS & COOTS INTERNATIONAL
                                      WELL CONTROL, INC.



                                      By:  /s/  Larry H. Ramming
                                         ------------------------
                                                Larry H. Ramming,
                                                Chief Executive Officer